Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

October 18, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

Re:
Delta Oil & Gas, Inc.
Registration Statement on Form 10-SB
Filed May 12, 2006 File No. 000-52001
Form l0-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2006
Filed August 17, 2006 File No. 333-82636
Response Letters Dated July 20, 2006 and August 9, 2006

____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to Staff’s letter of August 22, 2006 by Karl Hiller, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB, Form 10-KSB for the fiscal year ended December 31, 2005, and Form 10-QSB for the fiscal quarter ended June 30, 2006 (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-SB Filed May 12, 2006

General

1.
We note that your Form 10-SB filed May 12, 2006 automatically became effective on July 11, 2006. We understand that you intend to amend your Form 10-SB to include disclosure revisions that were made to your periodic reports in response to prior comments, based on a discussion with your legal counsel, Cane Clark LLP.

Please also include updated consents from both your current and prior auditors, and note that your financial statements would have required updating prior to effectiveness to comply with Item 310(g) of Regulation S-B.

In response to this comment, the Company reaffirms its intention to amend its Form 10-SB to include disclosure revisions that were made to its periodic reports based on the Commission’s comments following the satisfaction of all comments during the Commission’s review process. The Company will include updated consents from its current and prior auditors when an amended Form 10-SB is filed.

2.	Please provide the representations requested at the end of our comment letter dated June 9, 2006, regarding the accuracy and adequacy of the disclosures in your filings.

In response to this comment, the Company has filed as correspondence the requested representations regarding the accuracy and adequacy of the disclosures in its filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 1-4

3.
We note that you report a negative cash balance at December 31, 2004, and at other points referenced in your subsequent interim reports. Please further revise the statements of cash flows in your annual and interim reports to comply with paragraph 7 of SFAS 95, requiring the totals for cash and cash equivalents reported in these statements to agree with the corresponding amounts shown on your balance sheets.

In response to this comment, the Company revised the statements of cash flows for its annual and interim reports to comply with paragraph 7 of SFAS 95. A copy of the proposed changes to the financial statements for the quarterly period ended March 30, 2005, June 30, 2005, September 30, 2005 and the year ended December 31, 2004 are included in this correspondence.

4.
We note your response to prior comment 9 and your proposed revised disclosure. The intent of our prior comment was to seek clarification on your application of the full cost ceiling test. Please expand your disclosure to address how you deal with each type of costs in your application of the full cost ceiling test as specified in (A), (B) and (C) of Rule 4-10(c)(4)(i) of Regulation S-X. Make similar changes to your disclosures in Form 10-QSB for quarters ended March 31, 2006 and June 30, 2006. Please contact us by telephone if you have any question on this comment.

In response to this comment, the Company expanded its disclosure in the last three lines of first paragraph under the subheading “Natural Gas and Oil Properties” in the footnotes to the financial statements for the period ended December 31, 2005 to address how it deals with each type of costs in its application of the full cost ceiling test. The Company also made similar changes to its footnotes disclosures in Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006.

Asset Retirement Obligations, page F-8

5.
We note your response to prior comment 10, indicating that you have deleted the disclosure referenced in our prior comment, and explaining that since your asset retirement obligations (ARO) on producing properties are offset by your "shares of salvage proceeds," you have not recorded an ARO on your financial statements. However, we note that your disclosure has not been deleted in the draft amendment that you submitted as part of your response letter dated July 20, 2006.

Additionally, please note that salvage proceeds should not be factored into the ARO calculation, as this would not conform to the guidance in paragraphs 3 and 4 of SFAS 143, nor would it be compatible with the accounting required for amortization under Rule 4-10(c)(3)(i)(C) of Regulation S-X.

Given that you have been able to transition from the view of having insufficient information to determine your ARO, to one in which you are able to equate the obligation with the value of salvage proceeds, not being able to estimate the liability appears no longer a viable position; please comply with SFAS 143, Make similar revisions to your Form 10-QSB for quarters ended March 31, 2006 and June 30, 2006.

In response to this comment, the Company revised its footnote disclosures to the financial statements for the year ended December 31, 2005 and the quarterly periods ended March 31, 2006 and June 30, 2006 to disclose the ARO calculation and the net effect to the Company’s income statement to the year ended December 31, 2005. The Company respectfully submits to the Commission that no revisions are necessary to the financial statements because the net effect of the ARO calculation is not material. The Company discloses supplementally that it provided its independent public accountant with the ARO calculation and the independent public accountant concurred that the net effect was not material.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Consolidated Balance Sheets, page F-14

6.	We did not receive your response to prior comment 13, regarding proceeds reported as share subscriptions received on your balance sheet as of March 31, 2006. We reissue this prior comment.

In response to this comment, the Company deleted its disclosure in Note 10 Subsequent Events on Page F-15 of the footnotes to the financial statements for the period ended March 31, 2006 under the subheading “Private Placement” and inserted this disclosure under Note 7 Share Capital. The Company believes that moving this disclosure will clarify that the Company sold securities during the reporting period as opposed to having just received subscriptions for the future delivery of shares.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Note 6 - Note Payable, page F-14

7.	Please expand your disclosure to discuss why your loan was forgiven without any consideration given in exchange, or to otherwise clarify the terms of the arrangement if this is not the case.

In response to this comment, the Company disclosed that it paid Pamela Starek, its former director and officer and current significant shareholder, the amount due on the unsecured loan at the request of the note holder. In connection with this payment, the Company was released from all obligations under the promissory note by the note holder.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Results of Operations for the Years Ended December 31, 2005 and 2004, page 18

8.
Based on our discussions with your attorney, we understand that you will revise your documents to remove disclosures indicating your revenues will significantly increase due to the discovery of natural gas with “...flow rates suitable for commercial production in the first well drilled on the Cache Slough Prospect."

In response to this comment, the Company removed the disclosures from the results of operations referenced in this comment indicating that its revenues will significantly increase.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP